

A Case Study in Agency Costs





March 27, 2014

Concerned *Rentech* Shareholders

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Table of Contents

Concerned Rentech Shareholders ("CRS")



Engaged Capital, LLC, ("Engaged Capital") was established in 2012 by a group of professionals with significant experience in activist investing in North America and was seeded by Grosvenor Capital Management, L.P., one of the oldest and largest global alternative investment managers. Engaged Capital is a limited liability company owned by its principals and formed to create long-term shareholder value by bringing an owner's perspective to the managements and boards of under-valued public companies. Engaged Capital manages both a long-only and long/short North American equity fund. Engaged Capital's efforts and resources are dedicated to a single investment style, "Constructive Activism" with a focus on delivering superior, long-term, risk-adjusted returns for investors. Engaged Capital is based in Newport Beach, California.



Lone Star Value Management, LLC ("Lone Star Value") is an investment firm that invests in undervalued securities and engages with its portfolio companies in a constructive way to help maximize value for all shareholders. Lone Star Value was founded by Jeff Eberwein who was formerly a Portfolio Manager at Soros Fund Management and Viking Global Investors. Lone Star Value is based in Old Greenwich, CT.

Executive Summary:
Our History With Rentech ("RTK")

- ❖ CRS has been a large shareholder of RTK since 2012 (currently owns 4.7%)

- ❖ Since late 2012, CRS has been in active dialogue with management, and more recently the Board, regarding various ways to improve shareholder returns

- ❖ Our decision to nominate four highly qualified candidates to RTK's Board in 2014 was truly a "last resort" after over twelve months of fruitless communications

- ❖ We are aware that the Board is actively interviewing other director candidates of its choosing while at the same time refusing to communicate with CRS on Board composition or consider our candidates

- ❖ We believe the Board is not concerned with its fiduciary duty but is instead seeking to further entrench itself at the expense of RTK's shareholders

Executive Summary:
Our Concerns With RTK

- ❖ Long track record of value destructive capital allocation and poor operational execution including:
  - Spending close to $500 million on the failed alternative energy strategy
  - Purchasing Agrifos for ~$160 million while fertilizer prices were near an all-time high

- ❖ Current stated strategy involves continuing to raise and deploy significant additional capital

- ❖ Wasteful cost structure exemplified by excessive executive compensation
  - Industrial/Materials firm headquartered in West Los Angeles
  - Corporate overhead is 23% of sales, close to ~$400K/head
  - Under current CEO, RTK has underperformed peers by over 250% while executive compensation remains in the top quartile of RTK's peer group

- ❖ Current leadership is a legacy of the Company's failed alternative energy venture

Executive Summary:
Our Plan for RTK

Operational Changes

❖ Reduce corporate overhead costs

❖ Develop a credible plan to fix Agrifos and limit inventory risk going forward

❖ Independently evaluate the best risk-adjusted path to grow wood assets

❖ Realize maximum value for shareholders from wood assets, including a possible MLP or spin-off

Strategic Changes

❖ Seek to elect CRS' four highly qualified nominees to the Board

❖ Align executive compensation with drivers of shareholder value

❖ Establish a disciplined capital allocation program that will deliver the best risk-adjusted returns, not growth at any cost

❖ Explore all value enhancing alternatives that could benefit shareholders independent of management, including sale of assets and/or tax plan

Executive Summary:
Multiple Ways To Create Value For Shareholders

Opportunity	Current Leadership's Approach	Why Shareholder Representation is Needed
Reduce corporate costs	• Maintain bloated cost structure • Excessive compensation • Plans to grow into cost structure require ~9x increase in revenues	• Management appears to benefit at the expense of shareholders • Current cost structure incentivizes management to pursue risky growth strategies in order to justify the status quo • Wasteful spending reduces cash available for value creation
Correct capital allocation	• Disastrous track record of funding risky ventures and poor acquisitions • Strategy to pursue inorganic growth despite limited operational experience	• Management is incentivized to grow the size of the company, even when value is not created for shareholders • Company's "growth plans" are used to justify management's compensation and corporate cost structure
Fix Agrifos	• Hope for favorable market dynamics • Offer explanations which lack credibility	• Current leadership did not understand Agrifos' business • Independent analysis needed to asses issues and develop a plan
Maximize value of wood assets	• Learn on the job and hope to execute • Pursue additional pellet acquisitions and development projects before ever operating a single plant • MLP wood business in the future	• Growth in wood business will require additional acquisitions/projects – current leadership's capital allocation history is exceptionally poor • Issues with current projects highlight a penchant for risk taking (already exploring additional deals without having ever shipped a pellet, collateralizing RNF shares, proceeding without a JV partner) • In our view, shareholder representation will in no way impair RTK's ability to create value with the wood assets – it will enhance capital allocation discipline, execution focus, and risk mitigation
Explore plan to reduce tax leakage	• Evaluated by management's advisors • Directors concluded tax strategy would not create value • Decided to not pursue tax strategy	• Management is incentivized to <u>NOT</u> consider tax strategy plan • Shareholder representation is, in our view, the only feasible way to ensure the tax proposal is reviewed with shareholders in mind
Consider strategic alternatives for RNF	• Shun interest in fertilizer assets from credible strategic buyers • Continue to use RNF to fund RTK growth (AE first, now wood pellets) • Current RTK CEO and CFO have positions at both RTK and RNF	• We believe strategic acquirers have recently approached the Company regarding RNF and were rebuffed by management • Shareholder representation needed to ensure path forward maximizes value for shareholders, regardless of management impact

Executive Summary:
Board Reconstitution Required to Protect Shareholders

❖ This Board and management team have, in our view, proven they are not credible stewards of shareholder capital

❖ Rentech is no longer an alternative energy venture – neither the Board nor management have the background to govern an industrials/materials company

❖ The Company's wood strategy requires the allocation of significant additional shareholder capital – shareholders must have true representatives in the boardroom to ensure these decisions are made with their best interests in mind

❖ Value enhancing alternatives must be explored independent of management

❖ We believe change is needed given the incumbent Board's apparent tolerance of drastic stock underperformance…

Total Return Performance						Ramsbottom Start as CEO
	6 Mo	1 Yr	2 Yr	3 Yr	5 Yr	
RTK	(14%)	(23%)	(5%)	65%	225%	(48%)
Peer Group Avg.	18%	42%	65%	92%	479%	218%
Relative Performance	**(32%)**	**(64%)**	**(71%)**	**(27%)**	**(254%)**	**(266%)**

NOW is the time for change at Rentech

Returns through 3/21/14. Source: FactSet. Peer Group based on 2013 Peer Group as in RTK 2013 10K.

Concerned *Rentech* Shareholders   9

Executive Summary:
Significant Upside Is Available in RTK Shares

❖ We believe the value of RTK's assets is not reflected in today's share price

❖ Multiple opportunities to create shareholder value by:

- Optimizing legacy cost structure

- Fixing capital allocation strategy

- Developing wood assets for potential MLP

- Evaluating strategic interest in Rentech Nitrogen Partners ("RNF")

- Exploring tax efficient legal structures

❖ Capitalizing on the above opportunities requires a reconstituted board that includes shareholder representation

**Managed for the benefit of its shareholders,
we believe RTK is worth $2.56-$4.35 per share**[1]

1) See Appendix N and slide 70 for details

Executive Summary:
Our Nominees



Jeffrey J. Brown

❖ Private equity background with extensive transaction experience

❖ Served on the Board of Directors of over 40 companies (Chairman of 10)

❖ Has served as Chairman of Audit, Compensation, and Finance Committees



Jeffrey E. Eberwein

❖ Experienced investor with specific expertise in the energy and materials sectors

❖ Served on the Board of Directors of multiple public companies

❖ Has served as Chairman of Audit, Compensation, and Nominating Committees



Larry Holley

❖ Over 35 years of experience in the fertilizer, chemical and mining industries

❖ Past member of the board and executive committee of The Fertilizer Institute

❖ Valuation consultant to private equity firms in the fertilizer industry



Glenn W. Welling

❖ Over 20 years experience advising boards and management how to increase valuation

❖ Experienced investor, business operator, investment banker, and strategy consultant

❖ Extensive expertise in the areas of valuation, strategy, capital allocation, executive compensation, and investor communications

Alternative Energy ("AE")

"The Only Fuel Burned Was Shareholder Capital"



Management's Original Strategy for RTK Highlighted Ambitions to Grow But Failure to Execute

Alternative Energy Project History

Project	Estimated Project Cost	Current Status
Natchez	$4,700M	Abandoned
East Dubuque Conversion	$900M	Conversion stopped
Olympiad	$500M	Abandoned
Rialto	$430M	Abandoned
Port St. Joe	$225M	Abandoned
PDU	$83M	Decommissioned and sold

AE asset impairments totaled at least $124M since 2006

All estimates for project costs are from RTK. Source: Company SEC filings, transcripts. See Appendices A & G for details.

Asset Impairments Were Only A Fraction of the Total Investment in the Failed AE Strategy

Cumulative Alternative Energy Cash Expenses



Almost half a billion dollars of investment generated zero revenue

* 2011 includes fiscal 2011 plus quarter ended December 2011. All other periods fiscal year ended September, except 2012. Cash expense is sum of cash SG&A, R&D, and capex attributable to AE segment. Source: company SEC filings.

East Dubuque Has Been the Piggybank Used to Fuel Management's Various Business Ventures…



Sources & Uses of Cash: 2007 - 2013

High cost capital raised by AE

$984

Other
Equity
RNF IPO
RNF FCF
Debt

Majority raised on the back of East Dubuque…and spent on AE

($429)

($288)

Other AE
Wood Fibers
Agrifos

($144)

($43)

$80

| Sources of Cash | AE FCF | Acquisitions | RNF Growth Capex | Special Dividend | Total Change In Cash |

…Unfortunately, the Illinois plant cannot produce enough cash today to satisfy management's appetite for capital

RNF FCF comprised of GAAP fertilizer FCF through 2011, then distributions to RTK from RNF afterwards. From 2012 on, assume difference between RNF GAAP FCF and RNF distribution accounted for as growth capex or use of debt. Equity adjusted for Agrifos acquisition and other AE stock deals. Debt adjusted for debt assumed in wood fiber acquisition. AE FCF includes Fulghum in 2013. All figures from public filings.

Concerned *Rentech* Shareholders   15

AE Losses Continued Well After the Strategy Had Failed

❖ In our view, management enriched itself at the expense of shareholders by continuing to spend on AE while the strategy was clearly bankrupt

❖ <u>Two months</u> before RTK wrote down the majority of its AE assets, management was openly intent on spending RNF's IPO proceeds

"A successful IPO would help us secure a source of ongoing capital to fund our alternative energy business."
– CEO Hunt Ramsbottom, August 10, 2011

❖ This fact was not lost on frustrated shareholders:

"Will you commit to shareholders that there is a certain ceiling on how much money you're willing to lose in the part of the business outside of Rentech Nitrogen, because I think right now the market doesn't have any confidence in how big that number might be?" – March 16, 2012 earnings call

"You guys have a phenomenally high cost of capital right now – I mean, to do anything other than buyback stock with the cash you have, you would have to have one of the most amazing investment opportunities in the history of earth." – March 16, 2012 earnings call

"In spite of a booming subsidiary [RNF], Rentech is barely profitable because you guys are spending tens of millions of dollars for zero revenue…Do shareholders need to sue in order to stop you from wasting their money?" – November 8, 2012 earnings call

An earlier shutdown of AE could have saved investors millions but would have likely left corporate management struggling to justify their role in the nitrogen fertilizer business

Rentech Response vs. _Reality_: Why AE Matters Today

Company's Defense

- ❑ Regulatory uncertainty made financing difficult
- ❑ The strategy failed because natural gas prices declined
- ❑ This criticism is in the past…we shut down the AE business…why are we still talking about this?

Our Response

- ❑ Planned AE projects were incredibly expensive, high risk, and required an unrealistic amount of financing
- ❑ East Dubuque's cash flows kept the failed AE strategy alive
- ❑ Management was hired to build an AE company and had a personal incentive (and RNF cash) to keep AE alive despite the cost to investors
- ❑ The sheer magnitude of losses is hard to defend (~$500 million)
- ❑ While AE was finally shuttered, this capital allocation track record is _highly relevant_ as the same management team wants to allocate hundreds of millions of dollars of shareholder capital on wood assets

Despite finally "shutting down" the AE segment, profligate spending continues even today

East Dubuque Nitrogen Fertilizer Facility

"The Break-Even Plant That Became A Piggybank"



East Dubuque Was Purchased as Part of the AE Strategy

❖ *"Rentech plans to convert REMC's natural gas fed ammonia fertilizer plant into a <u>poly-generation facility that will use clean coal gasification technology</u> to produce Rentech's ultra-clean diesel fuel, fertilizer and electricity from Illinois #6 coal."* – April 26, 2006 press release

❖ *"Several changes in the macro-environment have occurred since we developed our <u>plan to convert REMC</u> from natural gas to coal, which in the aggregate make the proposed conversion less economical at this point in time."* – CEO Hunt Ramsbottom December 4, 2007 business update call

❖ *"<u>[East Dubuque's] EBITDA was zero</u> when we bought it…So we were running scenarios on that plant of a breakeven during this conversion or if we had to shut it down, we knew what that number was just to shut it down"* – CEO Hunt Ramsbottom December 14, 2007 earnings call

**Management spent ~$50 million on the
East Dubuque conversion plan as part of its AE strategy**

An Unexpected Shift in Commodity Prices Made East Dubuque Highly Profitable



In our view, East Dubuque was a fortunate accident of history, not a savvy acquisition by a management team with fertilizer expertise

Price through 3/21/2014. Source: Bloomberg.

East Dubuque's Improving Profitability Led to A Significant Migration in RTK's Business Strategy

2006 10K	*"We plan to convert the existing nitrogen fertilizer complex from natural gas to a coal fed integrated fertilizer and FT fuels production facility using coal gasification."*
2007 10K	*"We initially planned to convert the East Dubuque Plant into a coal gasification to fertilizer and synthetic fuels facility by adding the Rentech Process, but as discussed above we have shifted our focus to the Natchez Project. Therefore we will continue to operate the East Dubuque Plant for the production of nitrogen fertilizer products."*
2008 10K	*"As our primary strategy is focused on synthetic fuels, we do not intend to develop or buy new fertilizer-only plants, although fertilizer may be a co-product in future plants."*
2009 10K	*"Although our primary strategy is focused on synthetic fuels, in fiscal year 2009 our operating revenues were almost exclusively from sales at the East Dubuque Plant."*
2011 10K	*"Rentech has adopted a revised strategy for the commercialization of its alternative energy technologies. The new strategy includes reduced spending on research and development and pursuit of projects that are smaller and require less capital to be invested by Rentech than those recently under development by the Company."*
2012 10K	*"We intend to enhance shareholder value by (i) continuing to grow and manage RNP, a publicly traded fertilizer master limited partnership;(ii) terminating our research and development activities related to our alternative energy technologies…"*
"TODAY" 2013 10K	*"We intend to enhance shareholder value by (i) continuing to operate and expand RNP; (ii) expanding and managing our wood chipping business… (iii) building the wood pellet business… and expanding the wood pellet business… (iv) broadening our wood fibre business… and (v) closing the sale of our existing alternative energy technologies and related assets."*

An accident of history led RTK from an alternative energy venture to an industrial/materials company…under the same Board and management

Concerned *Rentech* Shareholders

Rentech Response vs. _Reality_: RTK Simply Got Lucky

Company's Defense

- ❏ We deserve credit for purchasing the East Dubuque facility

- ❏ Fertilizer MLP created significant shareholder value

Our Response

- ❏ East Dubuque was purchased under the AE strategy and became profitable because of unanticipated changes in commodity prices

- ❏ The RNF IPO certainly created shareholder value, but management has siphoned off the rich MLP cash flows from RTK investors

- ❏ What qualifies this Board and management team to oversee an industrial/materials company?

East Dubuque changed the future of RTK; unfortunately its cash flow has "paid for many sins"

Agrifos Ammonium Sulfate Fertilizer Facility

"The <u>Headache</u> Purchased for $160 Million"



Agrifos Acquisition Was Loaded With Risk From the Start

❖ The ammonium sulfate ("AS") market is relatively new and still developing

❖ The large acquisition was led by the former AE management team with only limited fertilizer expertise

❖ When acquired by RNF, Agrifos had only produced AS for ~1.5 years and had only operated at targeted production rates for <u>two months</u>

❖ EBITDA guidance of $25M in 2013 clearly embedded a "blue skies" scenario as the plant had only a limited operating history

❖ The acquisition was completed when nitrogen fertilizer prices were near all-time highs (>$700 per ton)

❖ The Board approved the $158M purchase of an unknown, unproven asset and freely admitted to us their crystal ball was wrong

With Agrifos, RTK's poor capital allocation practices migrated to RNF

Agrifos Was Misrepresented to Shareholders

~~Margin Stability~~

- AS prices and product margins generally have lower volatility than principal product prices and margins at East Dubuque
- AS prices historically correlate with prices of ammonia and sulfur

From company presentation on 11/1/2012

- Management presentations hyped Agrifos as an "ammonia hedge" with sales and margins that were more "stable" and "less volatile" than those at East Dubuque
- Agrifos' prices and margins have actually declined more than East Dubuque's products since the acquisition

	YoY Change
EAST DUBUQUE	
Ammonia Price ($/t)	(14%)
Raw Margin %	(25%)
AGRIFOS	
Ammonium Sulfate Price ($/t)	(37%)
Raw Margin %	(25%)

- Management never mentioned (or did not understand) the impact of the long lag times at Agrifos until it became a problem

It appears the Board and management team did not understand Agrifos' economics when they purchased this asset

See Appendix B for details

Problems Are Not Entirely Due to Commodity Prices



2013 Est. Ammonium Sulfate Shipment Guidance

Hard to explain decline in shipment volumes based solely on the weak pricing environment

Estimated deliveries from RTK guidance. Source: RTK earnings reports

Agrifos Represents Yet Another Costly Mistake

❖ Agrifos has woefully underperformed management's expectations[1]:

	2013	2014
Original EBITDA Forecast	$25	$32
Current EBITDA Forecast	($10)	~$5
Miss vs. Expectations	**($35)**	**($27)**
Miss %	*(140%)*	*~(84%)*

❖ To date, RTK has invested $191M in Agrifos and lost ($12M) of EBITDA[2]

❖ Agrifos' $30M goodwill impairment only <u>one year</u> after the deal closed is, we believe, an admission of management's poor judgment, lack of due diligence, and penchant for risk-taking

The Agrifos acquisition further calls into question management's ability to conduct proper due diligence before investing shareholder capital

1) 2013 Original EBITDA forecast from RTK public filings. 2014 Original EBITDA forecast based on same operating model and prices used in RTK 11/1/2012 presentation, adjusted for increased production rates as estimated by company. 2013 Current EBITDA based on actual 2013 performance. 2014 Current EBITDA forecast is CRS assumption based on RTK guidance of "positive" EBITDA in 2014.
2) Investment and EBITDA is total to date since acquisition. Investment is sum of purchase price ($158MM), maintenance capex ($9 MM), and expansion capex ($24 MM). Source: company SEC filings.

Agrifos Significantly Increased Financial Leverage at RNF

	3Q12	4Q13		
	Pre-Agrifos	Pro-forma ex-Agrifos	Actual	Diff vs. Actual
Debt	$27	$105	$320	**$215**
Cash	$55	$27	$34	**$7**
Net Debt (Cash)	($28)	$78	$286	**$208**
LTM EBITDA	$126	$77	$66	**($10)**
Net Debt/EBITDA	**(0.2x)**	**1.0x**	**4.3x**	**3.3x**
Distributable Cash Flow		$89	$94	**$5**
Less: Distribution of Cash Reserves		$ --	$30	**$30**
Distributions ex Use of Cash Reserves		$89	$64	**($25)**

RTK bought Agrifos for $158M and in return they received a $10M EBITDA loss and a levered balance sheet

See Appendices C & D for details

Concerned *Rentech* Shareholders 28

Rentech Response vs. _Reality_: Clearly A Bad Deal

Company's Defense

- ❑ Problems primarily caused by an unexpected drop in commodity prices, not company-specific issues

- ❑ Majority of underperformance due to lag between buying inputs and selling product

- ❑ Performance should recover if nitrogen pricing improves

Our Response

- ❑ We believe management did not fully understand Agrifos' economic model

- ❑ Risk caused by lag time between input purchases and product sales was easily identifiable with basic due diligence

- ❑ Paying ~$160M while fertilizer prices were near all-time highs demonstrates a penchant for risk-taking

- ❑ Not surprising when fertilizer assets are acquired by an alternative energy management team

Bottom line: ~$160M spent on a plant that has lost money

The Wood Pellets Strategy

"Execution Risk Multiplied By Limited Expertise"



The Wood Pellets Opportunity <u>Could</u> Be Attractive…

❖ Growing, unconsolidated industry

❖ Long term off-take agreements with sizable customers

❖ Stable cash flows

❖ Limited raw material cost exposure

❖ Ability to form an MLP with wood assets

❖ MLP could receive favorable valuation due to the above factors

**The wood pellets strategy has the potential to
create value for shareholders if properly executed**

…However, Concerns Abound

- ❖ Execution is critical – our conversations with industry experts indicate it is very difficult to successfully construct a pellet plant according to plan
  - ▪ Current management team has an exceptionally poor track record of execution

- ❖ Growth requires <u>significant</u> additional capital investment
  - ▪ Again, current leadership has exceptionally poor capital allocation track record

- ❖ Lack of participation by Graanul raises questions about current projects

- ❖ Projects were apparently not attractive enough to secure third-party financing; instead RTK shareholders' primary asset (RNF units) was posted as collateral

- ❖ Need to "walk before you run"
  - ▪ Management is currently assessing additional investments requiring $700M[1] of capital before successfully constructing and operating existing plants

> **Following "strike-outs" in AE and Agrifos, the unexpected absence of Graanul suggests pellets could be next in line for investor disappointment**

Based on RTK estimate of $100M for short-term projects and incremental $600M for longer-term projects.
Source: RTK 4Q13 earnings report.

Concerned *Rentech* Shareholders   32

Project Economics Appeared Very Attractive for Graanul

Orignial Pellet Project Estimates	
Total Pellet EBITDA	$15.0
RTK EBITDA	$7.5
Graanul EBITDA	**$7.5**

Total Project Cost	$70.0
RTK Loan to JV	$35.0
RTK Equity Contribution	$17.5
Graanul Equity Contribution	**$17.5**

Graanul Economics	
EBITDA Multiple	**2.3x**
Pretax ROI	**43%**

Investors are left to wonder why Graanul would choose to pass on the projects if the above economics were real

CRS estimates based on RTK public commentary describing JV arrangement

Management Has A History of Serious Execution Issues With Previous Construction Projects



Estimated PDU Construction Cost

Quarter	4Q05	1Q06	2Q06	3Q06	4Q06	1Q07	2Q07	3Q07	4Q07	1Q08	2Q08	3Q08
RTK Estimate of PDU Cost ($M)	$21	$23	$30	$40	$40	$40	$45	$45	$61	$66	$83	$83
Est. Completion Date	Calendar 2006	Fiscal 2007	Early-mid 2007	Mid 2007	Q3 2007	Q3 2007	Q3 2007	Spring 2008	Spring 2008	Spring 2008	June 2008	August 2008

PDU was completed ~300% over-budget and 20 months behind schedule relative to RTK's original estimates

Source: company SEC filings, transcripts. See Appendix E for details.

Are the Execution Issues Already Starting With The Canadian Pellet Projects?



Estimated Cost of Canadian Pellet Projects

■ RTK Investment ■ JV Partner Investment

Estimated Total Pellet Project Cost ($M)

	1Q13	2Q13	3Q13	4Q13
Total Project Cost	$70M	$70M	$78M	$90M
RTK Share of Cost[1]	$53M	$53M	$78M	$90M
EBITDA	$15M	$15M	$17M - $20M	$17M - $20M
Spend Timing	$65M in 2013	$60M in 2013	$65M in 2013	$66M in 2014

RTK's track record and recent disclosures speak louder than management's claim that pellet projects are "on schedule, on budget"[2]

1) Assume that JV partner funded 25% of investment with equity, per JV agreement 2) RTK 4Q13 earnings call
Source: company SEC filings. See Appendix F for details.

Plans to Spend An Incremental $700M Are Reminiscent of Past Alternative Energy Ambitions…<u>All</u> of Which Failed

Project	Estimated Project Cost
Natchez	$4,700M
East Dubuque Conversion	$900M
Olympiad	$500M
Rialto	$430M
Port St. Joe	$225M

Previous Projects/Acquisitions	Result
East Dubuque Conversion	Spent $48M on conversion; later impaired
PDU Construction	Spent $83M vs original $21M cost estimate
Natchez Project	$27M impairment
Rialto Project	$27M impairment
Port St. Joe Project	$5M impairment
SilvaGas Acquisition	$8.5M impairment
ClearFuels Acquisition	$7M impairment
Agrifos Acquisition	Lost $10M vs original $25M profit estimate

Source: company SEC filings. See Appendices A & G for details.

Concerned *Rentech* Shareholders   36

Rentech Response vs. _Reality_: Oversight is Sorely Needed

Company's Defense

❑ Projects have always been on plan

❑ Graanul and RTK jointly decided to keep the Canadian pellet projects outside the JV

❑ Using RNF shares as collateral does not present a material risk…in fact it was a smart financing tool

Our Response

❑ Senior management has no experience in the wood pellet industry

❑ Who knows the truth as to why Graanul passed on the project, but it does not make economic sense from the "outside"

❑ Regardless, withdrawal of Graanul has added significant execution and financial risk

❑ Using RNF shares as collateral was reckless in our opinion – leaves minimal room for execution problems

❑ Optimizing returns requires significant additional investment while the capital allocation track record of current leadership is abysmal

With significant additional capital required to bring a wood MLP to market, shareholder representation on the Board is critical

Corporate Cost Structure

"A Wilshire Blvd Industrial Company at $400k/head?"

 ≠

SG&A Expense Largely Unchanged Despite Closing the Alternative Energy Business…



Cash SG&A **Stock Compensation**

RTK ex-RNF Corporate & AE SG&A ($M)

Oct 2011: RTK revises AE strategy; impairs remaining projects

- 2006: $26 total — $14 Cash SG&A
- 2007: $25 total — $21 Cash SG&A
- 2008: $29 total — $24 Cash SG&A
- 2009: $19 total — $16 Cash SG&A
- 2010: $24 total — $19 Cash SG&A
- 2011*: $29 total — $27 Cash SG&A
- 2012: $30 total — $22 Cash SG&A
- 2013: $34 total — $28 Cash SG&A
- 2014E: $32 total — $25 Cash SG&A

* 2011 includes fiscal 2011 plus quarter ended Dec. 2011. All other periods prior to 2011 use fiscal year ended September. Excludes SG&A of RNF, Fulghum Fibres, and wood pellet operating SG&A. CRS assumes SG&A for wood pellet business development is a corporate expense, and includes $1.9M, $5.5M, and $5.0M of such expenses in 2012, 2013, and 2014 respectively. 2013 excludes $4.4M of AE R&D reclassified as SG&A.
Source: company SEC filings. See Appendix H details.

…Primarily Because ~80% of Alternative Energy SG&A Was Actually Corporate/Unallocated Expense

SG&A Expense: Fiscal 2012	
Previous Financials	
Fertilizer	$18,376
Alternative Energy	**$29,864**
RTK Total SG&A	$48,240

Restated Financials	
Fertilizer	$18,376
Fulghum Fibers	$ --
Wood Pellets	$1,919
Energy Technologies	$4,514
Corporate & Unallocated	$23,432
Non-Fertilizer SG&A	**$29,864**
RTK Total SG&A	$48,240



Vast majority of historical "Alternative Energy" SG&A expense was, in reality, nothing more than a bloated corporate cost structure

Source: RTK 2013 10K and 2012 10K

Most Recent SG&A Disclosures Are Also Misleading

Pellet EBITDA outlook excludes significant business development costs

In thousands	Guidance 2014
RTK Stand-alone SG&A and OPEX	
Fulghum Fibres	$ 5,000
Wood Pellets (1)	7,000
Energy Technologies (2, 3)	5,000
Unallocated (4)	15,000
Total Cash SG&A	**$ 32,000**

(1) Includes assumed plant related start-up costs of approximately $1 MM.

In thousands, except as noted	2014E
EBITDA	
Fulghum Fibres	$20,000
Wood Pellets – Atikokan & Wawa (1)	2,000

(1) For Atikokan and Wawa pellet plants only.

Management has focused investors on "plant level" EBITDA which excludes "segment level" SG&A expense

Source: RTK presentation from 3/11/2014

Business Development Expenses Must Be Counted

Either pellet SG&A is subtracted from Wood Fibres earnings…



Wood Fibre Summary: Pathway to MLP IPO
RENTECH
Fulghum Fibres Forecast *
$20MM EBITDA
Wawa + Atikokan Projections *
$17-20MM EBITDA
Wood Fibre Business Outlook
$37-40MM EBITDA
Pellet Business Development
$5MM SG&A
Wood Fibre Business Outlook
$32 - 35MM EBITDA

From company presentation on 2/12/2014

…or it is an additional Corporate/Unallocated expense

CASH SG&A EXPENSE	
RTK reported Corporate/Unallocated	$15 MM
Wood Pellet Business Development	$5 MM
Total Corporate Cash SG&A	**$20 MM**

Currently, RTK excludes business development costs from both corporate expenses and Wood Fibre projected EBITDA

Source: RTK presentation from 3/11/2014, CRS assumptions. See Appendices H & I for details.

Concerned *Rentech* Shareholders 42

We Believe True Corporate Expense Is Higher Than Reported

- We consider pellet "business development" costs to be a corporate expense
  - Typically "business development" is considered a corporate function and is not allocated to a segment; RTK essentially does neither

- Operating SG&A for pellets is included in plant-level EBITDA guidance

- Stock compensation is also included in corporate
  - While non-cash, stock based compensation is a real expense that dilutes shareholders (the alternative would be cash compensation)

	2014E SG&A
Corporate Cash Expense	$15.0
Pellet Business Development Cash Expense	$5.0
Stock Compensation	$7.0
Total Corporate SG&A Expense	**$27.0**

In our view, RTK's treatment of business development expenses and focus on cash SG&A serves to distract investors

See Appendices H & I for details

At $27M, RTK's Corporate Expense Margin Is >8x Peers



Corporate Expense % of Sales
2013 Corporate Expense % of Sales
25%
20%
15%
10%
5%
--
23%
Median: 2.6%
RTK ex-RNF
ADES
ZOLT
KWR
FTK
FELE
ESE
BWEN
MGPI
CECE
PPO
REGI
AVX
COHU
PENX
ITRI
LXU
POWR
VNP
FSYS
NP
GPRE
MTX
VICR
REX

See slide 52 and Appendices H, I, & J for details

Revenue of ~$1B Required to Justify This Cost Structure!



Sales
2013 Sales ($M)
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
$ --
Required revenues for RTK's corporate cost structure to be in-line with peers
RTK today
GPRE
ITRI
REGI
AVX
RTK ex-RNF*
MTX
FELE
NP
KWR
REX
LXU
PPO
ESE
PENX
VNP
FSYS
FTK
MGPI
POWR
ADES
COHU
BWEN
VICR
CECE
ZOLT
RTK ex-RNF

We do not believe this is an overhead structure that RTK can simply grow into and leverage over time…investors are not that patient

* Assumes corporate expense of 2.6% of sales is in-line with peer median on slide 44. See Appendix J for details.

To Avoid Cutting Costs, the Way to Justify Today's Corporate Structure Is Racing to Spend Significant Capital

Sales	Corporate Expense % of Sales	Required Capital Investment
$1,200	2.3%	**$1,381**
$1,000	2.7%	**$1,111**
$800	3.4%	**$841**
$600	4.5%	**$571**
$400	6.8%	**$301**
$200	13.5%	**$31**

← **Acceptable corporate expense % of sales**

Despite what the Board and management may think, this is not a "blank check" company or a venture capital platform

See Appendix I and slides 44 & 45 for details.

How Did Rentech Land in West L.A.?

CEO Hunt Ramsbottom's Prior Employment History		
Previous Employer	**Years**	**Location**
M2 Automotive	1997 - 2004	Santa Monica, CA
Thompson PBE	1989 - 1997	Marina del Rey, CA
Kellow Brown		Carson, CA

December 2005
Ramsbottom named CEO

	2004	**2005**	**2006**	…	**2014**
RTK Executive Offices:	Denver, CO	Denver, CO	**Los Angeles, CA**		**Los Angeles, CA**
RTK Operation Locations:	Colorado Oklahoma	Colorado	Colorado Illinois		Alabama — Mississippi / Arkansas — Texas / Florida — Virginia / Georgia — Canada / Illinois — Chile / Louisiana — Uruguay / Maine

Could RTK's excessively high corporate costs have something to do with the Company's West L.A. location?

Source: company SEC filings, presentation, and website

West L.A. Headquarters Drive Corporate Expense, While Money Is Made In Less Glamorous Places



Corporate HQ:
Wilshire Blvd., West L.A.
LEGEND
Fulghum Fibres mills
RNF facilities
Wood pellet mills
Corporate HQ

Source: company SEC filings, presentation, and website

Management Offers Multiple Defenses of RTK's Cost Structure…Each With Major Flaws

❖ We have discussed RTK's cost structure with management for the past year

  ▪ We have yet to hear an explanation that makes sense

❖ Last summer, management even hired advisors from an investment bank to help defend the Company's cost structure against our assertions

  ▪ The advisor's defense was not only unhelpful, but actually directly contradicted management…and this occurred during the same meeting!

❖ Management's primary arguments in defense of its cost structure are:

  1) Cost structure best assessed using RTK Consolidated financials (including RNF)

    ▪ Management claims RTK ex-RNF's costs may be high, but RNF's cost are low, and all together RTK Consolidated is in-line with peers

  2) SG&A is a more relevant expense metric than corporate expense

    ▪ Management claims different segment allocation methodologies could result in inconsistent corporate allocations and reduced comparability

In the following slides we will address each of these defenses

Rentech Defense #1: Only Consolidated Costs Matter

Company's Defense

- ❑ Benchmarking RTK Consolidated against peers is the best way to analyze RTK's cost structure

- ❑ SG&A costs at RTK Consolidated are in-line with peers because RNF benchmarks are below peers

Our Response

- ❑ The Company's logic hides the problem by spreading non-RNF costs over an RNF dominated revenue base
  - ▪ Inappropriate to justify costs at RTK that support the wood businesses by offsetting it with fertilizer revenues from RNF (see page 52)

- ❑ Expenses are carefully allocated between RTK and RNF
  - ▪ RTK and RNF are two separate entities with different shareholder bases – reporting necessitates precise cost allocations
  - ▪ All expenses at RTK ex-RNF <u>exclusively</u> support non-fertilizer business

- ❑ RTK ex-RNF is the only relevant corporate structure to analyze
  - ▪ RNF's cost structure is irrelevant, a distraction, and provides no insight into the bloated expense structure at RTK ex-RNF

Consolidated RTK expenses are, in our view, meaningless and misleading

Company's Defense for Using RTK Consolidated Appears Contradictory and Flawed

❖ The investment banking advisor's defense cited an allocation issue, claiming that RTK ex-RNF's costs included expenses to support RNF

❖ This <u>contradicts</u> management, who have adamantly and consistently maintained that cost allocations between RTK and RNF are accurate

　▪ Given that RTK and RNF are separate public companies with different shareholder bases, we agree that cost allocations are likely precise

❖ Once we pressed the issue, management rejected their advisor's defense (in the same meeting it was presented) and tried a different explanation

❖ Management then argued that RNF's costs were low because RNF benefits from a shared services arrangement with RTK (i.e. shared IT, HR, legal etc.)

　▪ This explanation makes sense, however, this implies RTK ex-RNF's costs should be <u>lower</u> than peers too, as <u>both</u> RTK and RNF benefit from this arrangement

> **Use of RTK Consolidated is irrelevant and distracts from what we believe is an indefensible corporate cost structure**

Consolidated Financials Conveniently Hide An Indefensible Corporate Structure

"Peeling the Onion"



RTK Consolidated
Revenue: $491
SG&A: $53
SG&A % Sales = 11%

RNF
Revenue: $376
SG&A: $20
SG&A % Sales = 5%

RTK ex-RNF
Revenue: $115
SG&A: $33
SG&A % Sales = 29%

72 employees = ~$400K/head

Fulghum Fibres
Revenue: $95
SG&A: $5
SG&A % Sales = 5%

Wood Pellets
Revenue: $20
SG&A: $1
SG&A % Sales = 5%

Corporate*
Revenue: $0
SG&A: $27
SG&A % Sales = 23%

* SG&A % of sales based on total RTK ex-RNF

Assumes Alternative Energy business completely shut down. RNF SG&A and revenue estimate based on FactSet consensus estimates. See Appendices H & I for details.

Rentech Defense #2: Total SG&A Is Relevant Metric

Company's Defense

❑ More appropriate to analyze SG&A than corporate expense

❑ Different segment allocation methodologies could result in inconsistent corporate allocations

Our Response

❑ As a subset of operating expenses, corporate expense is a more granular measure than total SG&A

- Corporate expense allows for comparisons across different businesses, as categories are more uniform across companies

- We would expect similar results from almost any industry group (approximately 1% - 4% of sales)

❑ Analyzing total SG&A does not account for differences in operating models (i.e. services vs. products)

- There is typically an inverse relationship between gross margin and SG&A (see following page)

❑ Measuring total SG&A instead of corporate is another apparent attempt to hide the real source of the cost problem at RTK

- Regardless, RTK ex-RNF's SG&A still compares poorly to peers

RTK ex-RNF's SG&A margin and corporate expense margin are both excessive relative to peers

Different Operating Models Are Clearly Present in RTK's Peer Group



SG&A % of Sales
Cash Gross Margin
2013 SG&A % of Sales
2013 Cash Gross Margin
40%
35%
30%
25%
20%
15%
10%
5%
--
60%
50%
40%
30%
20%
10%
--
Median: 10%
CLNE
ENOC
RTK ex-RNF
MXWL
AVD
WPP
LXU
AEIS
ADES
IPI
ZOLT
HWKN
MTX
NP
BCPC
PENX
KS
REX
FF

Unlike RTK, the peers' high SG&A margins are explained by business models which generate high gross margins

See Appendix H, I, & K and slide 52 for details

Executive Compensation

"Mediocrity Has Its Rewards"



RTK Has Underperformed Peers By Over 250% Under Current CEO Hunt Ramsbottom...



2013 Peer Group as listed in RTK's 2013 10K. Returns through 3/21/2014. Source: FactSet

…While Management Has Been Handsomely Compensated…



RTK Executive Compensation (2006 - 2013)

* 2011 includes fiscal 2011 plus quarter ended Dec. 2011. All other periods prior to 2011 are fiscal year ended September. Total compensation at grant value paid to all listed RTK and RNF executives. Source: company SEC flings.



Cumulative Executive Compensation (2006-2012)

■ RTK ■ Peer Median

RTK 77% >peers

CEO Avg. Annual Comp.: $2.4M / $1.3M

RTK 77% >peers

Total CEO comp.: $16.7M / $9.4M

RTK 96% >peers

Other NEO comp.: $30.6M / $15.6M

RTK 82% >peers

Top 5 NEO comp.: $47.3M / $25.9M

RTK 20% <peers

Avg. Market Cap: $336M / $422M

…And Well In Excess of RTK's Relative Size



Executive Compensation % of Market Value (2006-2012)

■ RTK ■ Peer Median

	CEO Avg. Annual Comp.	Total CEO comp.	Other NEO comp.	Top 5 NEO comp.	Total Return
RTK	0.7%	5.0%	9.1%	14.1%	(25%)
Peer Median	0.4%	2.7%	4.8%	7.7%	87%

RTK 86% >peers (CEO Avg. Annual Comp.)
RTK 86% >peers (Total CEO comp.)
RTK 89% >peers (Other NEO comp.)
RTK 82% >peers (Top 5 NEO comp.)
RTK 112% <peers (Total Return)

We believe excessive executive compensation is a serious problem

See Appendix L for details

Management Has Benefited At The Expense of Shareholders



■ Executive Compensation **■ Adj. Free Cash Flow***

Profits for Management

Losses for Shareholders

2006-2013 Cumulative Total ($M)

Year	Executive Compensation	Adj. Free Cash Flow*
2006	$10	($32)
2007	$14	($104)
2008	$18	($149)
2009	$22	($166)
2010	$29	($208)
2011*	$44	($227)
2012	$54	($175)
2013	$63	($200)

*Adj. Free Cash Flow defined as Operating Cash Flow less Stock Based Compensation less Capital Expenditures excluding Growth Capex.
Total compensation at grant value paid to all listed RTK and RNF executives. Source: company SEC flings.

Excessive Executive Compensation Highlights Pervasive Corporate Cost Issues


Top 5 NEO Compensation % of FY 2012 Avg. Market Value
2012 NEO Comp. % of FY Avg. Market Value
14.0%
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
--
12.0%
Median: 1.0%
RTK ex-RNF
PENX
AEIS
ENOC
NP
CLNE
ZOLT
MTX
MXWL
WPP
ADES
KS
HWKN
AVD
LXU
REX
BCPC
IPI
FF

See Appendix M for details.

THE PATH FORWARD

"Oversight drives accountability, accountability drives performance, performance drives the stock price"





RTK Diluted Share Count

Recent comments from management indicate additional dilution could be on the horizon

…While Financial Risk Has Also Materially Increased

	12/31/2011	12/31/2012	12/31/2013	Change 2011-2013
CASH				
RTK ex-RNF	$193	$86	$72	($120)
RNF	$45	$56	$34	($11)
RTK Consolidated	$237	$142	$106	($131)
DEBT				
RTK ex-RNF	$49	$ --	$102	$53
RNF	$ --	$193	$320	$320
RTK Consolidated	$49	$193	$422	$373
NET CASH (DEBT)				
RTK ex-RNF	$144	$86	($30)	**($173)**
RNF	$45	($137)	($286)	**($331)**
RTK Consolidated	$189	($52)	($316)	**($504)**

Balance sheet "cushion" is all but gone after the acquisition of Agrifos and addition of the wood pellet projects

Source: company SEC filings

A Reconstitution of the Board Is The Only Credible Solution to Protecting Shareholders' Interests

❖ This Board and management team have proven they are not credible stewards of shareholder capital

❖ Rentech is no longer an alternative energy venture – neither the Board nor management have the background to govern an industrials/materials company

❖ The Company's wood strategy requires the allocation of significant additional shareholder capital – shareholders must have true representatives in the boardroom to ensure these decisions are made with their best interests in mind

❖ Value enhancing alternatives must be explored independent of management

❖ We believe change is needed given the incumbent Board's apparent tolerance of drastic stock underperformance…

Total Return Performance						Ramsbottom Start as CEO
	6 Mo	1 Yr	2 Yr	3 Yr	5 Yr	
RTK	(14%)	(23%)	(5%)	65%	225%	(48%)
Peer Group Avg.	18%	42%	65%	92%	479%	218%
Relative Performance	(32%)	(64%)	(71%)	(27%)	(254%)	(266%)

The continued pattern of missteps and risk-taking raises questions about this Board's ability and commitment to act as our fiduciaries

Returns through 3/21/2014. Source: FactSet. Peer Group based on 2013 Peer Group as in RTK 2013 10K.

Concerned *Rentech* Shareholders 65

Our Plan

Operational Changes

❖ Reduce corporate overhead costs

❖ Develop a credible plan to fix Agrifos and limit inventory risk going forward

❖ Independently evaluate the best risk-adjusted path to grow wood assets

❖ Realize maximum value for shareholders from wood assets, including a possible MLP or spin-off

Strategic Changes

❖ Seek to elect CRS' four highly qualified nominees to the Board

❖ Align executive compensation with drivers of shareholder value

❖ Establish a disciplined capital allocation program that will deliver the best risk-adjusted returns, not growth at any cost

❖ Explore all value enhancing alternatives that could benefit shareholders independent of management, including sale of assets and/or tax plan

Potential Tax Restructuring Could Create Significant Shareholder Value…

❖ Currently there is sizable tax leakage between RTK and RNF

  ▪ Distributions and value of RTK's stake in RNF are taxed at corporate rates

❖ A proposed restructuring plan (the "tax plan") exists that would:

  ▪ Redirect all fertilizer distributions directly to RTK shareholders

  ▪ Sizably mitigate the corporate tax burden at RTK (C-corp)

❖ If feasible, this tax plan could create <u>significant</u> value for RTK shareholders

  ▪ RTK directors told us that even if the plan could be enacted, it would not create material value – we do not see how this is possible

Sensitivity Tables Illustrate Potential Value Creation from Tax Plan

Value Created From Tax Plan (per share)

		RNF Stock Price				
		$16	$20	$24	$28	$32
	--	$0.61	$0.76	$0.91	$1.07	$1.22
Tax Rate	10%	$0.46	$0.57	$0.69	$0.80	$0.91
to RTK	20%	$0.30	$0.38	$0.46	$0.53	$0.61
holders	30%	$0.15	$0.19	$0.23	$0.27	$0.30
	40%	$ --	$ --	$ --	$ --	$ --

% Value Created From Tax Plan

		RNF Stock Price				
		$16	$20	$24	$28	$32
	--	34%	42%	50%	59%	67%
Tax Rate	10%	25%	31%	38%	44%	50%
to RTK	20%	17%	21%	25%	29%	34%
holders	30%	8%	10%	13%	15%	17%
	40%	--	--	--	--	--

Valuation scenarios indicate increase in value of RTK's RNF stake compared to if RTK's RNF stake was taxed at 40%. % up based on RTK price as of 3/21/14. Per share valuation based on 244M diluted shares.

…But the Opportunity Needs To Be Evaluated Objectively and Independent of Management

❖ Under the proposed new corporate structure:

- RTK shareholders would exchange common shares for new MLP units
- Fertilizer distributions would flow through directly to current RTK shareholders without (or with a reduced) corporate-level tax
- The wood assets could form a new public company which would be spun out to current RTK shareholders
- We believe financing for the wood business could be readily available if future projects are attractive, especially if converted to an MLP

❖ We believe management is <u>personally incentivized</u> not to consider the tax plan as it would mean a) loss of access to RNF distributions, and b) potentially reduced compensation as size of the Company shrinks

❖ In the past, advisors hired by management (not the Board) reviewed the tax plan with the Company deciding it was not viable

❖ We believe the Board, independent of management, should review the proposal with the best interests of shareholders in mind

We do not know if this plan is feasible, but without shareholder representatives on the Board, we may never know

Multiple Ways To Create Value For Shareholders

Opportunity	Current Leadership's Approach	Why Shareholder Representation is Needed
Reduce corporate costs	• Maintain bloated cost structure • Excessive compensation • Plans to grow into cost structure require ~9x increase in revenues	• Management appears to benefit at the expense of shareholders • Current cost structure incentivizes management to pursue risky growth strategies in order to justify the status quo • Wasteful spending reduces cash available for value creation
Correct capital allocation	• Disastrous track record of funding risky ventures and poor acquisitions • Strategy to pursue inorganic growth despite limited operational experience	• Management is incentivized to grow the size of the company, even when value is not created for shareholders • Company's "growth plans" are used to justify management's compensation and corporate cost structure
Fix Agrifos	• Hope for favorable market dynamics • Offer explanations which lack credibility	• Current leadership did not understand Agrifos' business • Independent analysis needed to asses issues and develop a plan
Maximize value of wood assets	• Learn on the job and hope to execute • Pursue additional pellet acquisitions and development projects before ever operating a single plant • MLP wood business in the future	• Growth in wood business will require additional acquisitions/projects – current leadership's capital allocation history is exceptionally poor • Issues with current projects highlight a penchant for risk taking (already exploring additional deals without having ever shipped a pellet, collateralizing RNF shares, proceeding without a JV partner) • In our view, shareholder representation will in no way impair RTK's ability to create value with the wood assets – it will enhance capital allocation discipline, execution focus, and risk mitigation
Explore plan to reduce tax leakage	• Evaluated by management's advisors • Directors concluded tax strategy would not create value • Decided to not pursue tax strategy	• Management is incentivized to NOT consider tax strategy plan • Shareholder representation is, in our view, the only feasible way to ensure the tax proposal is reviewed with shareholders in mind
Consider strategic alternatives for RNF	• Shun interest in fertilizer assets from credible strategic buyers • Continue to use RNF to fund RTK growth (AE first, now wood pellets) • Current RTK CEO and CFO are employees at both RTK and RNF	• We believe strategic acquirers have recently approached the Company regarding RNF and were rebuffed by management • Shareholder representation is needed to ensure path forward maximizes value for shareholders, regardless of management impact

Material Upside With Prudent Oversight

Value per Share	Segment	Our Plan
$1.33 - $1.82	Ownership of RNF (After Tax)	✓ Improve profitability at Pasadena ✓ Prevent future acquisition blunders (like Agrifos) ✓ More prudently manage debt balance ✓ Evaluate potential sale to strategic buyer
$0.90 - $1.49	Wood Fibre Business	✓ Ensure focus remains on execution ✓ Implement disciplined capital allocation framework to pursue growth opportunities ✓ Limit equity dilution of RTK shareholders
($0.23) – ($0.18)	Corporate SG&A	✓ Significantly reduce overhead costs ✓ Align compensation with drivers of shareholder value ✓ Executive expertise should match current business mix ✓ Increases share price by ~$0.35 vs. current cost structure
$0.00 - $0.66	Tax Restructuring Plan	✓ Evaluate plan independent of management ✓ Pursue optimal outcome for shareholders
$0.56	Other	✓ NOL's, current cash balance, AE sale proceeds
$2.56 - $4.35	Total RTK	✓ Shareholder representation required to realize full value

See Appendix N for details

Our Nominees

"True Stewards of Shareholders' Capital"



Our Nominees:
Jeffrey J. Brown



Mr. Brown, age 52, is the Chief Executive Officer and founding member of Brown Equity Partners, LLC ("BEP"), which provides capital to management teams and companies needing equity. Prior to founding BEP in January 2007, Mr. Brown served as a founding partner and primary deal originator of the venture capital and private equity firm Forrest Binkley & Brown ("FBB") from 1993 to January 2007. Prior to founding FBB, Mr. Brown served as a Senior Vice President of Bank America Venture Capital Group from 1990 to 1993 and as a Senior Vice President of Security Pacific Capital Corporation from 1987 to 1990. Mr. Brown also worked at the preferred stock desk of Morgan Stanley & Co. (NYSE: MS) in 1986 and as a software engineer at Hughes Aircraft Company from 1983 to 1985. Since 2012, Mr. Brown has served on the board of directors of Nordion Inc. (NYSE:NDZ) where he is a member of each of the EHS/Governance and Finance/Audit Committees. From September 2009 until resigning in October 2011, Mr. Brown served as a director of Steadfast Income REIT, Inc.

Mr. Brown received a Bachelor of Science in Mathematics, Summa Cum Laude, from Willamette University and a Master of Business Administration from the Stanford University Graduate School of Business.

In his 27 years of venture capital and private equity experience, Mr. Brown has served on the board of directors of approximately 40 public and private companies, including as the chairman of 10 such boards, and has served as the chair of audit, compensation, finance and other special board committees of such boards. Mr. Brown's extensive public and private company board experience and investment and transaction experience will make him a valuable addition to the Board.

Our Nominees:
Jeffrey E. Eberwein



Mr. Eberwein, age 43, is the founder and Chief Executive Officer of Lone Star Value Management, an investment firm. Prior to founding Lone Star Value Management in January 2013, Mr. Eberwein was a private investor from December 2011 to December 2012. He was a portfolio manager at Soros Fund Management, from January 2009 to December 2011, and Viking Global Investors, from March 2005 to September 2008. Mr. Eberwein has been a director of Aetrium Incorporated (NASDAQ:ATRM) since January 2013 and is currently the Chairman of the Board and a member of its Audit and Compensation Committees. Mr. Eberwein is also the Chairman of the Board of each of Digirad Corporation (NASDAQ:DRAD) ("Digirad") and Crossroads Systems, Inc. (NASDAQ:CRDS) ("Crossroad Systems"), and also is a member of the Compensation, Corporate Governance and Strategic Advisory Committees of Digirad. He has also been a director of NTS, Inc. (NYSE:NTS) ("NTS") since December 20, 2012 and On Track Innovations Ltd. (NADAQ: OTIV) ("On Track Innovations") since December 30, 2012. Mr. Eberwein serves on the Corporate Governance/Nominating, Compensation and Special Committees of NTS, the Audit and Compensation Committees of On Track Innovations, and is the Chairman of the Audit Committee and a member of the Compensation and Corporate Governance Committee of Crossroads Systems. Mr. Eberwein served as a director of Goldfield Corporation from May 2012 to May 2013. Mr. Eberwein is also the treasurer and serves on the Executive Committee of the Board of Hope for New York, a 501(c)(3) organization dedicated to serving the poor in New York City.

Mr. Eberwein earned an MBA from The Wharton School, University of Pennsylvania and a BBA with high honors from The University of Texas at Austin.

Mr. Eberwein's over twenty years of Wall Street experience and valuable public company and financial expertise, gained from both his employment history and directorships, will enable him to provide effective oversight of the Company as a member of the Board.

Our Nominees:
Larry Holley



Mr. Holley, age 65, is currently the President and Chief Operating Officer of The CBM Group, LLC ("CBM"). Mr. Holley formed CBM in February 2006 primarily as a consulting vehicle to engage with private equity in company valuations in the fertilizer sector. Mr. Holley was most recently the President and General Manager of Noranda Alumina LLC where he managed an alumina refinery in Louisiana and a bauxite mining operation in Jamaica, from May 2008 to December 2009. Prior to that, Mr. Holley was Senior Vice President and Chief Operating Officer of Mississippi Chemical Corporation ("MCC") where he was employed from November 1974 until January 2005. While at MCC, Mr. Holley served in many management capacities across the corporation including engineering, energy acquisition, procurement and production. While at MCC, Mr. Holley served as President of Nitrogen Production from July 1997 until December 2003, excluding a two year period from November 1998 to November 2000 when he was seconded to MCC's joint venture operations in Trinidad, West Indies as President of FarmlandMissChem Ltd. In December 2003, Mr. Holley was promoted to Senior Vice President and Chief Operating Officer of MCC to take full charge of company operating activities. MCC successfully emerged from bankruptcy in December 2004 and was purchased by Terra Industries Inc. Mr. Holley is a past member of the board and executive committee of The Fertilizer Institute.

Mr. Holley received his Bachelor of Science in Electrical Engineering from Mississippi State University.

Mr. Holley's over 35 years of experience in the fertilizer, chemical and mining industries will make him a valuable addition to the Board.

Our Nominees:
Glenn W. Welling



Mr. Welling, age 43, is the Founder and Chief Investment Officer of Engaged Capital, a California based activist investment firm and registered advisor with the SEC focused on investing in small and mid-cap North American equities. Prior to founding Engaged Capital in February 2012, Mr. Welling was Principal and Managing Director at Relational Investors LLC ("Relational"), a $6 billion activist equity fund and registered investment adviser with the SEC, from June 2008 to October 2011 and served as its consultant from October 2011 until April 2012. Mr. Welling managed Relational's consumer, healthcare and utility investments and was responsible for investment selection, strategic development and catalyzing change at Relational's portfolio companies. Prior to Relational, Mr. Welling was a Managing Director at Credit Suisse Group AG ("Credit Suisse") (NYSE:CS), a leading global financial services company, where he was the Global Head of the Investment Banking Department's Advisory Businesses, which included The Buy-Side Insights (HOLT) Group, Financial Strategy Group and Ratings Advisory Group. Mr. Welling served in such capacities at Credit Suisse from February 2002 to May 2008. Previously, Mr. Welling served as Partner and Managing Director of HOLT Value Associates L.P. ("HOLT"), a then leading provider of independent research and valuation services to asset managers, from October 1999 until January 2002 when HOLT was acquired by Credit Suisse. Prior to HOLT, he was the Managing Director of Valuad U.S., a financial software and training company, and senior manager at A.T. Kearney, one of the world's largest global management consulting firms. Mr. Welling also teaches executive education courses at The Wharton School of Business and is a frequent speaker at finance and investing conferences.

He graduated from The Wharton School of the University of Pennsylvania where he currently serves as the Chairman of the school's tennis program and as a member of the Wharton School's Executive Education Board.

Mr. Welling's expertise in working with senior management teams and boards of directors to assist them in understanding the drivers of valuation and the strategies they can employ to increase the value of their companies, including his experience with Relational and his investment banking experience with Credit Suisse in a senior executive capacity, will enable him to provide effective oversight of the Company as a member of the Board.

APPENDIX

Appendix A:
Alternative Energy Cost Estimate Details

Project	Company Cost Estimate	Source
Natchez	*"The engineering, design, procurement of materials, and construction necessary to build Phase I of the Natchez Project is currently estimated to cost approximately **$450 million** and be completed by 2011 or earlier. The engineering, design, procurement of materials and construction necessary to build Phase 2 is currently estimated to cost approximately **$4.0 to $4.5 billion**."*	2007 10K
East Dubuque Conversion	*"The engineering, design, procurement of materials, and construction necessary to convert the East Dubuque Plant to use coal as a feedstock and to include the Rentech Process is currently estimated to take several years and to require at least **$900 million** of additional debt and equity financing, based on internal estimates."*	3Q07 10Q
Olympiad	*"The Olympiad Project is estimated to have a total project cost in excess of **$500 million**."*	2Q11 10Q
Rialto	*"We currently estimate the total installed cost for the Rialto project to be approximately **$430 million**"*	4Q09 call (Dec. 15, 2009)
Port St. Joe	*"The Port St. Joe Project has an estimated total project cost of approximately **$225.0 million**, based on feasibility engineering studies."*	3Q11 10Q
PDU	*"Construction of the PDU was completed in the period and these expenses are not expected to recur going forward…. Through the end of the third fiscal quarter construction costs for the PDU were approximately **$83 million**."*	3Q08 call (Aug.11, 2008)

Appendix B:
Agrifos Margin & Price Volatility

	4Q12	1Q13	2Q13	3Q13	4Q13	Change: 4Q13 vs 4Q12
EAST DUBUQUE						
Ammonia Price ($/t)	**$676**	**$739**	**$741**	**$530**	**$582**	**(14%)**
UAN Price ($/t)	**$301**	**$301**	**$360**	**$269**	**$264**	**(12%)**
Revenue	$55.0	$34.5	$96.3	$50.6	$30.9	
Natural Gas Cost	$9.3	$6.6	$11.4	$12.3	$11.7	
Raw Material Cost % of Sales	17%	19%	12%	24%	38%	
Raw Margin %	**83%**	**81%**	**88%**	**76%**	**62%**	**(25%)**
AGRIFOS						
Ammonium Sulfate Price ($/t)	**$300**	**$320**	**$289**	**$238**	**$190**	**(37%)**
Revenue	$37.4	$25.0	$42.2	$42.7	$23.7	
Ammonia & Sulfur Cost	$25.0	$14.9	$27.1	$28.1	$17.8	
Raw Material Cost % of Sales	67%	60%	64%	66%	75%	
Raw Margin %	**33%**	**40%**	**36%**	**34%**	**25%**	**(25%)**

Natural Gas cost in COGS based on gas cost % of COGS as disclosed in company filings
Ammonia & Sulfur cost in COGS based on ammonia and sulfur cost % of COGS as disclosed in company filings.
Raw Margin refers to actual gross margin of revenue less primary raw material cost (natural gas for East Dubuque, ammonia and sulfur for Agrifos)

Appendix C:
RNF Leverage Without Agrifos

Pro-Forma RNF Estimates ex-Agrifos	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13
Cash	$55	$111	$90	$98	$68	$27
Debt	$27	$105	$105	$105	$105	$105
Net Debt (Cash)	**($28)**	**($6)**	**$15**	**$7**	**$37**	**$78**
LTM EBITDA	$126	$130	$125	$117	$108	$77
Net Debt / LTM EBITDA	**(0.2x)**	**(0.0x)**	**0.1x**	**0.1x**	**0.3x**	**1.0x**
Distributable Cash Flow						
East Dubuque		$28	$18	$37	$24	($3)
Corporate ex-Interest		$0	($2)	($2)	($2)	($1)
Interest & Debt Services		($1)	($2)	($2)	($2)	($2)
Distributable Cash Flow		$27	$15	$33	$20	($6)
Cash Walk						
Cash BOP		$55	$111	$90	$98	$68
Distributions Paid		($33)	($27)	($15)	($33)	($20)
Distributable Cash Flow Generated		$27	$15	$33	$20	($6)
Change in Debt (incl. fees)		$74	$ --	$ --	$ --	$ --
Growth Capex		($12)	($9)	($11)	($16)	($14)
Cash EOP		$111	$90	$98	$68	$27
EBITDA						
East Dubuque		$30	$20	$39	$26	$0
Corporate		($0)	($2)	($2)	($2)	($1)
Total		$30	$17	$36	$24	($1)

Assumes debt raised in 4Q12 covers all East Dubuque growth capex from 4Q12 through 2014, including fees of 4%.
Assumes 6.5% interest on debt, similar to current $320 mil notes.
Distributions and EBITDA estimates is sum of actual results of East Dubuque and Corporate, excluding impact of Agrifos.
Source: company SEC filings.

Appendix D:
RNF Leverage With Agrifos

	Actual RNF Results					
	3Q12	**4Q12**	**1Q13**	**2Q13**	**3Q13**	**4Q13**
Cash	$55	$56	$50	$113	$85	$34
Debt	$27	$193	$207	$320	$320	$320
Net Debt (Cash)	**($28)**	**$137**	**$157**	**$207**	**$235**	**$286**
EBITDA	$33	$28	$21	$38	$16	($9)
LTM EBITDA	$126	$128	$127	$120	$104	$66
Net Debt / LTM EBITDA	**(0.2x)**	**1.1x**	**1.2x**	**1.7x**	**2.3x**	**4.3x**
Distributable Cash Flow		$29	$19	$33	$10	$2
Cash Reserve Used		$5	$4	$2	$0	$19
Distributions ex Cash Reserves		$25	$15	$31	$10	($18)

Actual results, including Agrifos. Source: company SEC flings

Concerned *Rentech* **Shareholders** 80

Appendix E:
PDU Estimated Conversion Cost History

Source	Cost Estimate	Commentary
2005 10K	$21 million	*"Rentech expects the PDU to be operating by the end of calendar 2006, and to cost approximately **$21 million.**"*
2006 10K	$40 million	*"We expect construction of the PDU to be completed by the third calendar quarter of 2007 and to cost approximately **$40 million**."*
2007 10K	$61 million	*"We expect alternative fuels production at the PDU to begin in the spring of 2008. We currently estimate that construction of the PDU will cost approximately **$61 million**"*
3Q08 earnings call (Aug.11, 2008)	$83 million	*"Construction of the PDU was completed in the period and these expenses are not expected to recur going forward…. Through the end of the third fiscal quarter construction costs for the PDU were approximately **$83 million**."*

Appendix F:
Pellet Project Cost Estimate History

Source	Cost Estimate	Commentary
1Q13 10Q	$70 million	*"We estimate that the total cost to acquire and convert the Wawa and Atikokan Projects will be approximately **$70.0 million**, of which approximately $65.0 million is expected to be expended during 2013. We expect to fund the cost of these projects from cash on hand, distributions from RNP, cash generated by Fulghum, and anticipated joint venture investments from Graanul."*
2Q13 10Q	$70 million	*"We estimate that the total cost to acquire and convert the Wawa Project and Atikokan Project will be approximately **$70.0 million**, of which approximately $60.0 million is expected to be expended during 2013. We expect to fund the cost of these projects from cash on hand, distributions from RNP, cash generated by Fulghum, cash from the sale of our Natchez property if completed, and anticipated joint venture investments from Graanul."*
3Q13 10Q	$78 million	*"the JV determined that the Wawa Project and the Atikokan Project would not be transferred into the JV. Therefore, we will continue to own 100% of both projects. We estimate that the total cost to acquire and convert the Wawa Project and Atikokan Project are expected to exceed **$78.0 million**."*
2013 10K	$90 million	*"the Rentech/Graanul JV determined that the Wawa Project and the Atikokan Project would not be purchased by the Rentech/Graanul JV. Therefore, we will continue to own 100% of both projects. We estimate that the total cost to acquire and convert the Wawa Project and Atikokan Project are expected to be approximately **$90.0 million** with approximately $66.0 million to be spent during 2014."*

Appendix G:
Impairment History

Project	Impairment	Source	Commentary
East Dubuque Conversion	$48 MM	2008 10K	*"During fiscal 2008 and 2007, the Company recognized impairment losses of **$9,482,000 and $38,197,000**, respectively, on assets associated with the suspended development of the conversion at the East Dubuque Plant."*
Natchez	$27 MM	2012 10K	*"we recorded a loss on impairment relating to the… Natchez Project… of **$26.6 million**… The loss on impairment for the Natchez Project represents the total costs of the project less the appraised value of the property"*
Rialto	$27 MM	2012 10K	*"we recorded a loss on impairment relating to the… Rialto Project… of **$27.2 million**... The loss on impairment for the Rialto Project represents the total cost of the project."*
Port St. Joe	$5 MM	2012 10K	*"we recorded a loss on impairment relating to the… Port St. Joe Project… of **$4.8 million**... The loss on impairment for the Port St. Joe Project represents the total cost of the project less the elimination of a contingent consideration liability"*
SilvaGas	$8.5 MM	2012 10K	*"we recorded loss on impairments relating to the capitalized SilvaGas patents…in the amounts of approximately **$8.5 million**"*
ClearFuels	$7 MM	2012 10K	*"we recorded loss on impairments relating to the goodwill from the acquisition of ClearFuels in the amounts of approximately… **$7.2 million**"*

Appendix H:
SG&A Expense Details

COMPANY ESTIMATES		Adjustments	EC ASSUMPTIONS	
2014E SG&A			**2014E SG&A**	
Alternative Energy	$5	Pro-forma for shutdown	Alternative Energy	$ --
Wood Pellets	$7	~5% of sales; ex $1M start-up costs	Wood Pellets	$1
Corporate	$22	Includes $5M pellet biz. dev. expense	Corporate	$27
RTK ex-RNF & FF	**$34**		**RTK ex-RNF & FF**	**$28**
Fulghum Fibres	$5		Fulghum Fibres	$5
RTK ex-RNF	**$39**		**RTK ex-RNF**	**$33**
RNF	$20		RNF	$20
RTK Consolidated	**$59**		**RTK Consolidated**	**$53**

Source: RTK presentation on 3/11/2014; CRS estimates.
RNF estimate based on FactSet consensus estimates.

Concerned *Rentech* Shareholders   84

Appendix I:
Corporate Cost Details

COMPANY ESTIMATES

2014E RTK ex-RNF SG&A

Corporate Cash Expense	$15.0
Stock Compensation	$7.0
Total Corporate SG&A Expense	**$22.0**
Wood Pellets	$7.0
Fulghum Fibres	$5.0
Alternative Energy	$5.0
Total SG&A	**$39.0**
Total Cash SG&A	$32.0
Stock Compensation	$7.0
Total SG&A	**$39.0**

EC ASSUMPTIONS - PRO-FORMA

2014E RTK ex-RNF SG&A

Corporate Cash Expense	$15.0
Pellet Business Development Cash Expense	$5.0
Stock Compensation	$7.0
Total Corporate SG&A Expense	**$27.0**
Wood Pellets	$1.0
Fulghum Fibres	$5.0
Alternative Energy	$ --
Total SG&A	**$33.0**
Total Cash SG&A	$26.0
Stock Compensation	$7.0
Total SG&A	**$33.0**

Biz. Dev. considered corporate expense

Less $1mil start-up costs; ~5% of sales

Pro Forma for AE shutdown

Source: RTK presentation on 3/11/2014; CRS estimates

Appendix J:
Methodology for Peer Corporate Expense Analysis

- ❖ Peer group consists of companies which have a comparable reported corporate segment and are members of either the 2010, 2012, or 2013 peer groups listed in RTK's 10-K's or proxy statements or the Alternative Energy Peer Group referenced in RTK's 2013 10-K (Ardour Global Alternative Energy Index-North America)

- ❖ Financial information directly from company SEC filings

- ❖ Corporate expense includes stock compensation, excludes depreciation and amortization and other "one-time" adjustments per CRS

- ❖ All peer financial figures based on 2013 fiscal year, other than ADES, REX, and AVX, which have not yet filed fiscal 2013 financials. Data for ADES, REX, and AVX based on trailing twelve months financials.

- ❖ RTK ex-RNF numbers are pro-forma for 2014 as presented in RTK's March 11, 2014 presentation and as adjusted by CRS. RTK numbers do not include any impact of RNF as fertilizer related expenses are allocated to RNF. See appendices H & I for calculation details.

Appendix K:
Methodology for SG&A % of Sales Analysis

- ❖ Peer group used is "2013 Peer Group" from Rentech's 2013 10-K filing

- ❖ Financial information directly from company SEC filings

- ❖ All peer financial figures based on 2013 fiscal year, other than ADES, REX, and HWKN, which have not yet filed fiscal 2013 financials. Data for ADES, REX, and AVX based on trailing twelve months financials.

- ❖ SG&A and Gross Margin adjusted to remove impact of depreciation and amortization and other "one-time" adjustments per CRS. Unless otherwise stated in company filings, assume that D&A is included in company reported gross margins.

- ❖ RTK ex-RNF numbers are pro-forma for 2014 as presented in RTK's March 11, 2014 presentation and as adjusted by CRS. RTK numbers do not include any impact of RNF as fertilizer related expenses are allocated to RNF. See appendix H for calculation details.

Appendix L:
Methodology for Executive Compensation Analysis

❖ All compensation figures directly from company SEC filings

❖ Peer group used is "2013 Peer Group" from Rentech's 2013 10-K filing

❖ Executive compensation based on grant date fair value for options and stock awards

❖ Compensation for other named executive officers ("NEO") is sum of compensation paid to top four NEOs other than the CEO. If less than four other NEOs are listed in the proxy, estimates made based on relative compensation to other company executives in other reported periods.

❖ Executive compensation portrayed in charts is cumulative total compensation paid in seven years from fiscal 2006 to fiscal 2012. If company was not public for entire period, then assume executives received the same average annual compensation received in reported years in periods prior to the company going public.

❖ Market value used is average market value from seven years beginning at the end of fiscal 2005 through the end of fiscal 2012. If company was not public for entire period, use average market value since going public through end of fiscal 2012. RTK start date is 12/15/2005, the date CEO Hunt Ramsbottom assumed current role. Market value data sourced from FactSet.

❖ Total return presented is for seven years beginning at the end of fiscal 2005 through the end of fiscal 2012. If company was not public for entire period, assume start date is first day company traded publicly. RTK start date is 12/15/2005, the date CEO Hunt Ramsbottom assumed current role. Total return data sourced from FactSet.

Appendix M:
RTK ex-RNF Executive Compensation Analysis

- All compensation figures directly from company SEC filings
- Peer group used is "2013 Peer Group" from Rentech's 2013 10-K filing
- Executive compensation based on grant date fair value for options and stock awards
- Compensation for other named executive officers ("NEO") is sum of compensation paid to top four NEOs other than the CEO. If less than four other NEOs are listed in the proxy, estimates made based on relative compensation to other company executives.
- Market value used is average market value throughout each company's fiscal 2012. CRS used 2012 for compensation data as 2013 data is not yet available for all companies. Market value data sourced from FactSet.
- RTK ex-RNF compensation is estimate for compensation paid to top 5 RTK executives for non-fertilizer related services. RTK ex-RNF compensation for CEO Ramsbottom and CFO Cohrs is difference between total RTK compensation received (from RTK 2012 proxy) and compensation allocated to RNF (from RNF 2012 10K). We assume 50% and 34% of total compensation received by Mr. Diesch and Mr. Morris, respectively, is allocated to RTK ex-RNF.
- Market value of RTK ex-RNF is market implied estimate based on the public market values of RTK and RNF. Market value of RTK ex-RNF is the difference between RTK's total market value and the value of RTK's ownership in RNF, which is calculated by multiplying RTK's 23.25 million owned shares by the market price of RNF less a 37.5% corporate tax rate.

Appendix N:
Valuation Walk Key Assumptions

All potential equity valuations are CRS's good faith estimates based on reasonable assumptions detailed below and are conditional upon the successful execution of a strategic plan along the lines proposed by CRS

- Ownership of RNF: based on $2.00 - $2.60 normalized distribution, 8.5% - 9.0% yield, and a 37.5% corporate tax rate on value of RTK's RNF shares. Valuation range does not contemplate a sale of RNF which could add additional upside.

- Tax Restructuring Plan: assumes if tax plan is feasible effective corporate tax rate applied to RNF shares can be reduced to 15%, down from base assumption of 37.5%

- Wood Fibre Business: based on $34 - $37M of EBITDA (net of $3M incremental public company cost) and 11.0x – 14.0x EV/EBITDA multiple. Includes current wood based debt plus additional cost to complete pellet projects. Excludes any additional acquisitions or development projects.

- Corporate SG&A: based on $9 - $11M of corporate SG&A, including benefits of shared services with RNF. Valuation increase vs. current cost structure assumes the same multiple and $27.0M of corporate SG&A (see Appendix I)

- Other: includes $136M of Net Operating Losses, $72M of current cash, $1M of already declared distributions from RNF, and $15M of proceeds from sale of Alternative Energy assets

- Value per share based on 244 million fully diluted shares

Key Contacts

Investors:



Okapi Partners LLC

Bruce Goldfarb, Chuck Garske, or Lisa Patel

212-297-0720

Info@okapipartners.com

Media:



Bayfield Strategy, Inc.

Riyaz Lalani

416-907-9365

rlalani@bayfieldstrategy.com